UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 1)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
PERFORMANCE SHIPPING INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Common Stock, par value of $0.01 per share
(Title of Class of Securities)
Y67305 121
(CUSIP Number of Class of Securities)
Mr. Andreas Michalopoulos
Performance Shipping Inc.
373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
Tel: +30-216-600-2400
(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)
Copy to:
Edward S. Horton, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
CALCULATION OF FILING FEE
Transaction Valuation*			Amount of Filing Fee**
$19,029,728			$1,765
*
Estimated for purposes of calculating the amount of the filing fee only, this amount is based upon the product of (a) 4,066,181, which is the maximum number of shares of common stock, par value $0.01 per share, (the “Common Stock”) of Performance Shipping Inc. that may be exchanged in this tender offer, and (b) $4.68, which is the average of the high and the low price per share of the Common Stock on December 17, 2021, as reported on the Nasdaq Capital Market.

**
The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92.70 for each $1,000,000.00 of the value of the transaction. This fee was previously paid in connection with the initial filing of the Schedule TO on December 21, 2021.

☐
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

		Amount Previously Paid: N/A	Filing Party: N/A

		Form or Registration No.: N/A	Date Filed: N/A

	☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed by Performance Shipping Inc., a Marshall Islands corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 21, 2021. The Schedule TO, as amended and supplemented by this Amendment No. 1, relates to the offer by the Company to exchange up to 4,066,181 of the currently outstanding shares of  common stock, par value of $0.01 per share of the Company for newly issued shares of Series B Convertible Cumulative Perpetual Preferred Stock, par value $0.01 per share and liquidation preference $25.00, of the Company, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Exchange, dated December 30, 2021 (the “Amended and Restated Offer to Exchange”), filed as Exhibit (a)(1)(F) to this Amendment No. 1 to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”).
This Amendment No. 1 should be read in conjunction with the Schedule TO, the Amended and Restated Offer to Exchange, and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC.
The purpose of this Amendment No. 1 is to (i) amend and restate in its entirety the Company’s response to Item 10 and Item 12 and (ii) file as Exhibit (a)(1)(F) the Company’s Amended and Restated Offer to Exchange.
Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 1 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented and unaffected items and exhibits are not included herein.
Item 10. Financial Information
Item 10 of the Schedule TO is hereby amended and restated in its entirety as follows:
(a) Financial information.
Reference is made to the audited financial statements of the Company for the fiscal year ended December 31, 2020, which was filed with the SEC on Form 20-F on March 5, 2021. Such financial statements are incorporated herein by reference in their entirety.
Reference is made to the interim unaudited consolidated financial statements for the nine months ended September 30, 2021 of the Company, which was filed with the SEC on Form 6-K on November 9, 2021. Such financial statements are incorporated herein by reference in their entirety.
A copy of any or all of the documents containing such information and financial statements may be inspected, and copies thereof obtained, upon written or oral request. Requests should be directed to Edward Nebb, Comm-Counsellors, LLC, Telephone: + 1-203-972-8350, Email: enebb@optonline.net.
(b) Pro forma information
The information set forth in the section of the Amended and Restated Offer to Exchange entitled “Selected Historical and Unaudited Pro Forma Consolidated Financial and Operating Data” is hereby incorporated herein by reference.

Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:
“See Exhibit List immediately following the signature page to this Amendment No. 1 to the Schedule TO.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 30, 2021	PERFORMANCE SHIPPING INC.

	By:	/s/ Andreas Michalopoulos
	Name:	Andreas Michalopoulos
	Title:	Chief Executive Officer

 EXHIBIT INDEX
(a)(1)(A)*	Offer to Exchange dated December 20, 2021.

(a)(1)(B)**	Letter of Transmittal.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 20, 2021.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 20, 2021.

(a)(1)(E)*	Press Release dated December 20, 2021.

(a)(1)(F)	Amended and Restated Offer to Exchange dated December 30, 2021

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Not Applicable.

(b)	Not Applicable.

(d)(1)	Stockholders Rights Agreement dated December 20, 2021.

(d)(2)	**Certificate of Designation, Preferences and Rights of the Series B Convertible Cumulative Perpetual Preferred Stock

(g)	Not Applicable.

(h)	Not Applicable.

________________________
* Previously filed with the Schedule TO.
**
Previously filed with the Schedule TO by incorporation by reference to Exhibit 4.1 to the Form 6-K of Performance Shipping Inc. filed with the U.S. Securities and Exchange Commission on December 20, 2021.